210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Second Quarter 2012 Results

CALGARY, AB, August 2, 2012 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended June 30, 2012.

“Early in the quarter, we announced that we had completed enrollment in the first, 80-patient stage of our Phase III trial in head and neck cancers,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We continued to make progress on this key clinical initiative during the quarter with our independent Data Monitoring Committee recommending the trial proceed based on a review of the safety data. We continue to await the results of an ongoing data review which will enable us to determine the next steps for the study.”

Selected Highlights

Since March 31, 2012, the Company has made a number of significant announcements:

Clinical Trial Program

•
Completion of enrollment in the first, 80-patient stage of its Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers (REO 018);

•
Review by Company's independent Data Monitoring Committee (DMC) of the safety data for the first stage of the Company's Phase III trial in head and neck cancers and received a recommendation that enrollment continue in the study while awaiting the ongoing data review;

•
Entry into an agreement whereby the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario, will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic colorectal cancer enrolling up to 100 patients;

•
Entry into an agreement whereby the NCIC CTG will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic non-small cell lung cancer enrolling up to 150 patients;

•	Entry into an agreement whereby the NCIC CTG will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic breast cancer enrolling up to 100 patients; and

Clinical Trial Results

•
Publication of a paper entitled "Cell Carriage, Delivery, and Selective Replication of an Oncolytic Virus in Tumor in Patients," in the June 13, 2012 issue of the journal Science Translational Medicine (Vol. 4 Issue 138 138ra77), covering findings from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The researchers found that intravenously-administered reovirus could specifically target and infect metastatic liver tumors in 90% of the patients, even though all patients treated had had a pre-existing immunity to the virus.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	June 30,	December 31,
	2012 $	2011 $
Assets
Current assets
Cash and cash equivalents	33,802,813	32,918,751
Short-term investments	1,969,228	1,936,787
Accounts receivable	89,574	55,392
Prepaid expenses	699,348	721,576
Total current assets	36,560,963	35,632,506
Non-current assets
Property and equipment	428,167	392,111
Total non-current assets	428,167	392,111

Total assets	36,989,130	36,024,617
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	5,302,680	6,504,238
Total current liabilities	5,302,680	6,504,238
Shareholders’ equity
Share capital Authorized: unlimited Issued:
June 30, 2012 – 76,606,085
December 31, 2011 – 71,251,335	197,947,858	177,282,566
Warrants	3,030,519	2,653,627
Contributed surplus	20,821,795	21,142,519
Accumulated other comprehensive loss	(35,560)	(117,501)
Accumulated deficit	(190,078,162)	(171,440,832)
Total shareholders’ equity	31,686,450	29,520,379
Total liabilities and equity	36,989,130	36,024,617

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2012 $	Three Month Period Ending June 30, 2011 $	Six Month Period Ending June 30, 2012 $	Six Month Period Ending June 30, 2011 $
Expenses
Research and development	9,053,329	5,483,131	16,543,873	8,454,742
Operating	1,222,090	1,068,623	2,310,141	2,195,634
Operating loss	(10,275,419)	(6,551,754)	(18,854,014)	(10,650,376)
Write down of asset available for sale	—	(735,681)	—	(735,681)
Change in fair value of warrant liability	—	—	—	36,000
Interest	93,389	123,197	213,456	214,703
Loss before income taxes	(10,182,030)	(7,164,238)	(18,640,558)	(11,135,354)
Income tax expense	3,228	—	3,228	—
Net loss	(10,178,802)	(7,164,238)	(18,637,330)	(11,135,354)
Other comprehensive loss (income) - translation adjustment	116,200	(75,211)	81,941	(38,331)
Net comprehensive loss	(10,062,602)	(7,239,449)	(18,555,389)	(11,173,685)
Basic and diluted loss per common share	(0.13)	(0.10)	(0.25)	(0.16)
Weighted average number of shares (basic and diluted)	76,542,861	71,209,164	75,547,842	70,586,073

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2012 $	Three Month Period Ending June 30, 2011 $	Six Month Period Ending June 30, 2012 $	Six Month Period Ending June 30, 2011 $

Operating Activities
Net loss for the period	(10,178,802)	(7,164,238)	(18,637,330)	(11,135,354)
Amortization - property and equipment	29,510	29,992	57,571	47,267
Share based compensation	58,343	40,469	72,196	43,342
Change in fair value of warrant liability	—	—	—	(36,000)
Write down of asset available for sale	—	735,681	—	735,681
Unrealized foreign exchange loss	61,171	28,978	16,162	220,127
Net change in non-cash working capital	(1,174,059)	1,417,496	(1,213,512)	1,357,514
Cash used in operating activities	(11,203,837)	(4,911,622)	(19,704,913)	(8,767,423)
Investing Activities
Acquisition of property and equipment	(61,695)	(33,831)	(93,627)	(49,107)
Purchase of short-term investments	—	1,679,940	(32,441)	1,679,940
Cash used in investing activities	(61,695)	1,646,109	(126,068)	1,630,833
Financing Activities
Proceeds from exercise of stock options and warrants	422,886	23,300	885,469	14,738,597
Proceeds from public offering	(31,648)	—	19,763,795	—
Cash provided by financing activities	391,238	23,300	20,649,264	14,738,597
Increase in cash	(10,874,294)	(3,242,213)	818,283	7,602,007
Cash and cash equivalents, beginning of period	44,622,078	49,912,873	32,918,751	39,296,682
Impact of foreign exchange on cash and cash equivalents	55,029	(30,429)	65,779	(258,458)
Cash and cash equivalents, end of period	33,802,813	46,640,231	33,802,813	46,640,231

To view the Company's Second Quarter 2012 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2012 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com